

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 27, 2023

Andrea Bernatova
Chief Executive Officer
ESGEN Acquisition Corporation
5956 Sherry Lane, Suite 1400
Dallas, TX 75225

>   **Re: ESGEN Acquisition Corp**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed September 12, 2023**
>   **File No. 001-40927**

Dear Andrea Bernatova:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc:　　Julian J. Seiguer, Esq.